CNH Capital Receivables LLC
6900 Veterans Boulevard
Burr Ridge, IL 60527

VIA EDGAR

April 17, 2009

Re:	CNH Capital Receivables LLC
Registration Statement on Form S-3 (File No: 333-157418)

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CNH Capital Receivables LLC (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 so that the Registration Statement will become effective at 3:00 p.m. Eastern time on Tuesday, April 21, 2009 or as soon thereafter as is practicable.

The Company acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CNH CAPITAL RECEIVABLES LLC

By:	/s/ Robert S. Kirby
Name:	Robert S. Kirby
Title:	Secretary